Unaudited Financials

INDEX TO FINANCIAL STATEMENTS

Unaudited Financials

SAM LEE LAUNDRY LLC
Statement of Financial Position
December 31, 2015

ASSETS		
Current Assets		
Cash	$	392,970
Accounts Receivable		1,401
Prepaid Expenses		164,000
Total Current Assets	$	558,371
Fixed Assets	$	1,313
TOTAL ASSETS	$	559,684
LIABILITIES AND EQUITY		
Current Liabilities		
Accounts Payable	$	231
Total Current Liabilities	$	231
Equity		
Paid In Capital	$	610,000
Non-Cash Capital Contributions	$	6,700
Retained Earnings		(57,247)
Total Equity	$	559,453
TOTAL LIABILITIES AND EQUITY	$	559,684

Unaudited Financials

SAM LEE LAUNDRY LLC
Statement of Operations
January 2, 2015 (Inception) to December 31, 2015

REVENUE	$	—
EXPENSE		
Personnel Expense		
Managing Members	$	22,500
Other Personnel		9,080
Total Personnel Expense	$	31,580
Non-Personnel Expense		
Supplies and Materials	$	10,680
Administrative		10,191
Marketing & Promotion		4,796
Non-Personnel Expense	$	25,667
TOTAL EXPENSE	$	57,247
NET INCOME (LOSS)	$	(57,247)

Unaudited Financials

SAM LEE LAUNDRY LLC
Statement of Cash Flows
January 2, 2015 (Inception) to December 31, 2015

CASH PROVIDED BY OPERATING ACTIVITIES		
Net Income	$	(57,247)
Adjustments to Net Income		
Accounts Receivable		(1,401)
Prepaid Expenses		(164,000)
Accounts Payable		231
Non - Cash Expenses		6,700
NET CASH PROVIDED BY OPERATING ACTIVITIES	$	(215,717)
CASH PROVIDED BY INVESTING ACTIVITIES		
Fixed Assets	$	(1,313)
NET CASH PROVIDED BY INVESTING ACTIVITIES	$	(1,313)
CASH PROVIDED BY FINANCING ACTIVITIES		
Paid In Capital	$	610,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	$	610,000
CHANGE OF CASH FOR PERIOD	$	392,970
CASH AT BEGINNING OF PERIOD		—
CASH AT END OF PERIOD	$	392,970

Unaudited Financials

SAM LEE LAUNDRY LLC
Statement of Changes in Securityholder Equity
January 2, 2015 (inception) to December 31, 2015

	Series A Units		
	Units	Amount	
Balance at 1/2/15 (inception)	0	$	0
Securityholder Contributions	20.33	$	610,000
Additional Securities Issued	0.22	$	6,700
Net Profit/(Loss)		$	(57,247)
Balance at 12/31/15	20.55	$	559,453

SAM LEE LAUNDRY LLC
Notes to Unaudited Financial Statements

Note 1 – Description of Business and Significant Accounting Policies

Sam Lee Laundry LLC (the "Company") is a theatrical production company organized in the State of California for the purpose of producing the immersive theatre experience "The Speakeasy" (the "Play") in the City and County of San Francisco. Since its inception on January 2, 2015, the Company has been engaged in pre-production activities, in anticipation of the first public performance of the Play in August 2016.

The calendar year ended December 31, 2015 was the Company's first year of operations. As such, there are no prior year financial results available for comparison purposes.

Basis of Accounting

The accompanying financial statements of the Company are prepared in accordance with the accrual method, under the accounting principles generally accepted in the United States of America ("GAAP").

Cash

The Company holds cash in a checking and savings accounts at Wells Fargo Bank NA. These deposits are guaranteed by the Federal Deposit Insurance Corporation up to an insurance limit. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it holds cash.

Prepaid Expenses

Prepaid expenses as of December 31, 2015 consisted of $14,000 paid to Speakeasy Rights LLC, in respect of advance licensing fees due in accordance with the License Agreement for the Play, and $150,000 paid to Boxcar Theatre Inc., to support venue development expenses.

Advertising and Promotion

The cost of advertising and promotion is expensed as incurred. For the year ended December 31, 2015, the Company incurred advertising and promotion expenses of $4,796.

Accrued Expenses

The Company periodically accrues funds for future expenses, including marketing expenses, recast expenses, creative development expenses, and strike expenses. As of December 31, 2015, the Company had accrued no such expenses.

Income Taxes

The Company has elected to be taxed as a partnership for federal income tax purposes. Accordingly, the Company will assign to its members a distributive share of all income, expense, depreciation, and other items, and no provision for income taxes has been included in the accompanying financial statements.

Concentration Risks

The Federal Deposit Insurance Corporation ("FDIC") insures accounts at financial institutions up to $250,000. Accounts held at financial institutions exceeded by $142,970 the federally insured limit as of December 31, 2015. The Company did not experience any losses related to uninsured amounts. The Company routinely evaluates the credit worthiness of the institutions with which it conducts banking activities.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Examples include future cash flows for consideration of impairment losses. Actual results could differ from those estimates.

Note 2 - Capital Contributions

As of December 31, 2015, the Company had received a total of $610,000 in Series A capital contributions from 24 individuals, including $65,000 from the Managing Members of the Company. The Series A offering commenced on May 1, 2015, and consisted of 50 Series A Units offered at a price of $30,000 per unit. The offering closed on January 31, 2016, at which date the Company had received $900,000 in Series A capital contributions, and had issued a total of 30 Series A Units.

In addition, the Company has entered into agreements with several contractors that specify compensation in the form of equity interests in lieu of cash. The Company only enters into such agreements when they result in a reduction in cash expenditures and not as a form of incentive or bonus compensation. As of 12/31/15, the Company had awarded a Series A equity interest equal to a $6,700 capital contribution to one such contractor, and has recorded this interest as a non-cash capital contribution in the Statement of Financial Condition.

Note 3 – Related Party Transactions

The Company has entered into a "Theatrical Production Agreement" with Boxcar Theatre, Inc. ("Boxcar"), in accordance with which it will produce the Play at a venue leased by Boxcar. This agreement specifies sharing of revenue and each party's responsibilities towards production of the Play. Nicholas A. Olivero, one of the Managing Members of the Company, is the Founder and Artistic Director of Boxcar. According to the Theatrical Production Agreement, the Company shall provide to Boxcar an amount no less than $250,000 for the purpose of supporting Theatre's renovation and equipping of the Palace Theater. Any funds not expended by Boxcar on improvements and equipment shall be returned to the Company. The prepaid expenses as of December 31, 2015 were $150,000 paid to Boxcar, to support renovation and equipping of the Palace Theater. The accounts receivable from Boxcar were $1,072 as of December 31, 2015 and they represent the net expenses paid by the Company on behalf of Boxcar.

The Company has entered into a Licensing Agreement with Speakeasy Rights LLC ("Speakeasy Rights"), in accordance with which it has acquired the rights to produce the Play in the City and County of San Francisco. This agreement specifies licensing fees to be paid by the Company to Speakeasy Rights. The Managing Members of the Company are also the managing members of Speakeasy Rights, and will participate financially in any net income earned by Speakeasy Rights. The prepaid expenses as of December 31, 2015 were $14,000 paid to Speakeasy Rights LLC, in respect of advance licensing fees due in accordance with the License Agreement for the Play. The accounts receivable from Speakeasy Rights were $329 as of December 31, 2015 and they represent the net expenses paid by the Company on behalf of Speakeasy Rights.

In addition, the Company has entered into transactions with individuals and entities that had made capital contributions to the Company. Two of the Managing Members and an entity controlled by one of the Managing Members have received producer fees of $7,500 each during the period ended December 31, 2015.

Note 4 – Commitments and Contingencies

The Company has entered into contractor agreements with a variety of creative and production personnel. These contracts specify $53,550 to be paid by the Company no later than August 6, 2016, and ongoing compensation thereafter at a rate of $2,975 per week.

Note 5 – Subsequent Events

None